Filed by First Midwest Bancorp, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: First Midwest Bancorp, Inc.
(Registration Statement No. 333-229674)

Set forth below is a copy of First Midwest Bancorp, Inc.’s first quarter 2019 earnings release.

FOR IMMEDIATE RELEASE

FIRST MIDWEST BANCORP, INC. ANNOUNCES
2019 FIRST QUARTER RESULTS
CHICAGO, IL, April 23, 2019 – First Midwest Bancorp, Inc. (the "Company" or "First Midwest"), the holding company of First Midwest Bank (the "Bank"), today reported results of operations and financial condition for the first quarter of 2019. Net income for the first quarter of 2019 was $46.1 million, or $0.43 per share, compared to $41.4 million, or $0.39 per share, for the fourth quarter of 2018, and $33.5 million, or $0.33 per share, for the first quarter of 2018.
Reported results for the first quarter of 2019 and fourth quarter of 2018 were impacted by acquisition and integration related expenses and implementation costs related to the Company's Delivering Excellence initiative ("Delivering Excellence"). For additional detail on these adjustments, see the "Non-GAAP Financial Information" section presented later in this release.
Earnings per share ("EPS"), adjusted(1) was $0.46 for the first quarter of 2019, compared to $0.48 for the fourth quarter of 2018 and $0.33 for the first quarter of 2018.
SELECT FIRST QUARTER HIGHLIGHTS

•	Increased EPS to $0.43 compared to $0.39 and $0.33 for the fourth and first quarters of 2018, respectively.

◦	Generated EPS, adjusted(1) of $0.46, seasonally down 4% from the fourth quarter of 2018 and up 39% from the first quarter of 2018.

◦
Produced returns on average tangible common equity, adjusted(1) of 15.3% for the first quarter of 2019, down 111 basis points and up 281 basis points from the fourth and first quarters of 2018, respectively.

•	Expanded net interest income and margin to $139 million and 4.04%, up 8 basis points from the fourth quarter of 2018 and 24 basis points from the first quarter of 2018.

•	Controlled noninterest expense, reported an efficiency ratio(1) of 56%, consistent with the fourth quarter of 2018 and down from 61% in the first quarter of 2018.

•	Grew loans to $12 billion, up 4%, annualized from December 31, 2018 and 8% from March 31, 2018.

•	Increased total average deposits to $12 billion, up 10% from the first quarter of 2018.

•	Increased common equity Tier 1 capital to 10.52%, up 32 basis points from the fourth quarter of 2018 and 87 basis points from the first quarter of 2018.

•	Completed the acquisition of Northern Oak Wealth Management, Inc, on January 16, 2019, adding approximately $800 million of assets under management.

•	Announced a share repurchase program authorizing the Company to repurchase up to $180 million of its common stock.
"We had a solid start to the year, reflecting significant growth in earnings from a year ago," said Michael L. Scudder, Chairman of the Board and Chief Executive Officer of the Company. "Operating performance benefitted from strong earning asset growth, higher interest rates, and stable core funding and, in turn, improved interest margins and our already solid operating efficiency. Sales activity remained active, with quarterly comparisons largely reflective of both normal seasonality and the impact of market volatility on certain fee-based businesses."
Mr. Scudder continued, "We remain well-positioned for continued growth and expansion. Our acquisition of Bridgeview Bank will close in May, adding $1.3 billion of assets and a strong team of colleagues to our presence in metro Chicago. At the same time, Northern Oak Wealth Management, which we acquired in January, will further augment our commercial and private banking expansion into the Milwaukee marketplace. The strength of our earnings and balance sheet continue to provide flexibility as we manage our capital and consider opportunities for further business expansion."

First Midwest Bancorp, Inc. | 8750 West Bryn Mawr Avenue | Suite 1300 | Chicago | Illinois | 60631

ACQUISITIONS
Completed
Northern Oak Wealth Management, Inc.
On January 16, 2019, the Company completed its acquisition of Northern Oak Wealth Management, Inc. ("Northern Oak"), a registered investment adviser based in Milwaukee, Wisconsin with approximately $800 million of assets under management at closing.
Pending
Bridgeview Bancorp, Inc.
On December 6, 2018, the Company entered into a merger agreement to acquire Bridgeview Bancorp, Inc. ("Bridgeview"), the holding company for Bridgeview Bank Group. With the acquisition, the Company would acquire 13 banking offices located across greater Chicagoland. As of December 31, 2018, Bridgeview had approximately $1.3 billion of assets, $1.0 billion of deposits, and $800 million of loans, excluding Bridgeview's mortgage division, which the Company is not acquiring. The merger agreement provides for a fixed exchange ratio of 0.2767 shares of Company common stock, plus $1.79 in cash, for each share of Bridgeview common stock, subject to certain adjustments. We anticipate issuing approximately 4.7 million shares at closing. As of the date of announcement, the overall transaction was valued at approximately $145 million. The acquisition is subject to the approval of Bridgeview’s stockholders and the completion of various closing conditions, and is anticipated to close on May 9, 2019.

(1) These metrics are non-GAAP financial measures. For details on the calculation of these metrics, see the sections titled "Non-GAAP Financial Information" and "Non-GAAP Reconciliations" presented later in this release.

OPERATING PERFORMANCE
Net Interest Income and Margin Analysis
(Dollar amounts in thousands)

	Quarters Ended
	March 31, 2019			December 31, 2018			March 31, 2018
	Average Balance	Interest	Yield/ Rate (%)	Average Balance	Interest	Yield/ Rate (%)	Average Balance	Interest	Yield/ Rate (%)
Assets
Other interest-earning assets	$125,615	$728	2.35	$145,436	$476	1.30	$112,137	$423	1.53
Securities(1)	2,371,692	16,387	2.76	2,359,083	15,907	2.70	2,063,223	12,141	2.35
Federal Home Loan Bank ("FHLB") and Federal Reserve Bank ("FRB") stock	79,821	952	4.77	85,427	709	3.32	76,883	438	2.28
Loans(1)	11,458,233	145,531	5.15	11,408,062	143,561	4.99	10,499,283	119,318	4.61
Total interest-earning assets(1)	14,035,361	163,598	4.72	13,998,008	160,653	4.56	12,751,526	132,320	4.20
Cash and due from banks	202,101			211,312			181,797
Allowance for loan losses	(107,520)			(104,681)			(99,234)
Other assets	1,537,897			1,398,760			1,352,964
Total assets	$15,667,839			$15,503,399			$14,187,053
Liabilities and Stockholders' Equity
Savings deposits	$2,037,831	346	0.07	$2,044,312	358	0.07	$2,015,679	368	0.07
NOW accounts	2,083,366	2,162	0.42	2,128,722	1,895	0.35	1,992,672	1,048	0.21
Money market deposits	1,809,234	2,349	0.53	1,831,311	1,990	0.43	1,814,057	824	0.18
Time deposits	2,647,316	11,745	1.80	2,311,453	8,894	1.53	1,735,155	3,939	0.92
Borrowed funds	877,995	3,551	1.64	1,031,249	4,469	1.72	858,297	3,479	1.64
Senior and subordinated debt	203,899	3,313	6.59	204,030	3,292	6.40	195,243	3,124	6.49
Total interest-bearing liabilities	9,659,641	23,466	0.99	9,551,077	20,898	0.87	8,611,103	12,782	0.60
Demand deposits	3,587,480			3,685,806			3,466,832
Total funding sources	13,247,121		0.72	13,236,883		0.63	12,077,935		0.43
Other liabilities	282,437			251,299			235,699
Stockholders' equity - common	2,138,281			2,015,217			1,873,419
Total liabilities and stockholders' equity	$15,667,839			$15,503,399			$14,187,053
Tax-equivalent net interest income/margin(1)		140,132	4.04		139,755	3.96		119,538	3.80
Tax-equivalent adjustment		(1,108)			(1,126)			(975)
Net interest income (GAAP)(1)		$139,024			$138,629			$118,563
Impact of acquired loan accretion(1)		$6,369	0.18		$5,426	0.15		$5,112	0.16
Tax-equivalent net interest income/ margin, adjusted(1)		$133,763	3.86		$134,329	3.81		$114,426	3.64
(1) Interest income and yields on tax-exempt securities and loans are presented on a tax-equivalent basis, assuming a federal income tax rate of 21%. The corresponding income tax impact related to tax-exempt items is recorded in income tax expense. These adjustments have no impact on net income. See the "Non-GAAP Financial Information" section presented later in this release for a discussion of this non-GAAP financial measure.
Net interest income for the first quarter of 2019 was consistent with the fourth quarter of 2018 and up 17.3% compared to the first quarter of 2018. Compared to the fourth quarter of 2018, the impact of higher rates and acquired loan accretion was offset by higher funding costs and fewer days in the quarter. The rise in net interest income compared to the first quarter of 2018 resulted primarily from the acquisition of interest-earning assets from the Northern States Financial Corporation ("Northern States") transaction in the fourth quarter of 2018, higher interest rates, growth in loans and securities, and higher acquired loan accretion, partially offset by higher cost of funds.
Acquired loan accretion contributed $6.4 million, $5.4 million, and $5.1 million to net interest income for the first quarter of 2019, the fourth quarter of 2018, and the first quarter of 2018, respectively.
Tax-equivalent net interest margin for the current quarter was 4.04%, increasing by 8 basis points from the fourth quarter of 2018 and 24 basis points from the first quarter of 2018. Compared to both prior periods, the benefit of higher interest rates more than offset the rise in funding costs. In addition, tax-equivalent net interest margin was impacted by a 3 basis point and 2 basis point increase in acquired loan accretion compared to the fourth and first quarters of 2018, respectively.
For the first quarter of 2019, total average interest-earning assets were consistent with the fourth quarter of 2018 and rose by $1.3 billion from the first quarter of 2018. The increase compared to the first quarter of 2018 resulted primarily from the Northern States transaction, organic loan growth, and security purchases.
Total average funding sources for the first quarter of 2019 were consistent with the fourth quarter of 2018 and increased by $1.2 billion from the first quarter of 2018. The increase compared to the first quarter of 2018 resulted primarily from the Northern States transaction and time deposits.
Noninterest Income Analysis
(Dollar amounts in thousands)

	Quarters Ended			March 31, 2019 Percent Change From
	March 31, 2019	December 31, 2018	March 31, 2018	December 31, 2018	March 31, 2018
Service charges on deposit accounts	$11,540	$12,627	$11,652	(8.6)	(1.0)
Wealth management fees	11,600	10,951	10,958	5.9	5.9
Card-based fees, net	4,378	4,574	3,933	(4.3)	11.3
Capital market products income	1,279	1,408	1,558	(9.2)	(17.9)
Mortgage banking income	1,004	1,304	2,397	(23.0)	(58.1)
Merchant servicing fees, net	337	365	330	(7.7)	2.1
Other service charges, commissions, and fees	2,274	2,353	2,218	(3.4)	2.5
Total fee-based revenues	32,412	33,582	33,046	(3.5)	(1.9)
Other income	2,494	2,880	2,471	(13.4)	0.9
Total noninterest income	$34,906	$36,462	$35,517	(4.3)	(1.7)
Total noninterest income of $34.9 million was down 4.3% and 1.7% from the fourth and first quarters of 2018, respectively. Overall, noninterest income for the first quarter of 2019 was impacted by seasonality and market volatility, which were partially offset by services provided to customers acquired in the Northern Oak transaction. The decrease in service charges on deposit accounts and net card-based fees compared to the fourth quarter of 2018 was due primarily to seasonality. The rise in net card-based fees compared to the first quarter of 2018 resulted from higher transaction volumes and services provided to customers acquired in the Northern States transaction. Compared to both prior periods, the increase in wealth management fees was driven primarily by customers acquired in the Northern Oak transaction.
Capital market products income decreased compared to both prior periods, and fluctuates from quarter to quarter based on the size and frequency of sales to corporate clients.
The decrease in mortgage banking income compared to both prior periods resulted primarily from a reduction in the fair value of mortgage servicing rights during the first quarter of 2019. The change in the fair value of mortgage servicing rights fluctuates from quarter to quarter, and resulted in a decrease to mortgage banking income of $400,000 compared to the fourth quarter of 2018 and $1.1 million compared to the first quarter of 2018.
Other income was elevated in the fourth quarter of 2018 due primarily to higher fair value adjustments on equity securities and other miscellaneous items.

Noninterest Expense Analysis
(Dollar amounts in thousands)

	Quarters Ended			March 31, 2019 Percent Change From
	March 31, 2019	December 31, 2018	March 31, 2018	December 31, 2018	March 31, 2018
Salaries and employee benefits:
Salaries and wages	$46,135	$45,011	$45,830	2.5	0.7
Retirement and other employee benefits	11,238	10,378	10,957	8.3	2.6
Total salaries and employee benefits	57,373	55,389	56,787	3.6	1.0
Net occupancy and equipment expense	14,770	12,827	13,773	15.1	7.2
Professional services	7,788	8,859	7,580	(12.1)	2.7
Technology and related costs	4,596	4,849	4,771	(5.2)	(3.7)
Advertising and promotions	2,372	2,011	1,650	18.0	43.8
Net other real estate owned ("OREO") expense	681	763	1,068	(10.7)	(36.2)
Other expenses	10,581	13,418	9,953	(21.1)	6.3
Acquisition and integration related expenses	3,691	9,553	—	(61.4)	100.0
Delivering Excellence implementation costs	258	3,159	—	(91.8)	100.0
Total noninterest expense	$102,110	$110,828	$95,582	(7.9)	6.8
Acquisition and integration related expenses	(3,691)	(9,553)	—	(61.4)	(100.0)
Delivering Excellence implementation costs	(258)	(3,159)	—	(91.8)	(100.0)
Total noninterest expense, adjusted(1)	$98,161	$98,116	$95,582	—	2.7
(1) See the "Non-GAAP Financial Information" section presented later in this release for a discussion of this non-GAAP financial measure.
Total noninterest expense decreased by 7.9% from the fourth quarter of 2018 and increased by 6.8% from the first quarter of 2018. During the first quarter of 2019 and fourth quarter of 2018, noninterest expense was impacted by acquisition and integration related expenses and costs related to the implementation of the Delivering Excellence initiative. Excluding these items, noninterest expense for the first quarter of 2019 was $98.2 million, consistent with the fourth quarter of 2018 and up 2.7% from first quarter of 2018.
Compared to the fourth quarter of 2018, the increase in salaries and employee benefits was driven primarily by merit increases, payroll tax timing, and lower levels of deferred loan salaries, partially offset by ongoing benefits of the Delivering Excellence initiative. The decrease in professional services from the fourth quarter of 2018 was driven by lower loan remediation and legal fees.
Net occupancy and equipment expense increased compared to both prior periods due to the adoption of lease accounting guidance at the beginning of the first quarter of 2019. Upon adoption of this guidance, a deferred gain that resulted from a prior sale-leaseback transaction is no longer included as a reduction in net occupancy and equipment expense in the amount of approximately $1.5 million on a quarterly basis. In addition, higher costs related to winter weather conditions contributed to the rise in net occupancy and equipment expense from the fourth quarter of 2018. Advertising and promotions expense increased from both prior periods due to higher costs related to marketing campaigns.
The decrease in net OREO expense compared to the first quarter of 2018 was due mainly to higher levels of gains on sales of properties and a reduction in operating expenses.
Other expenses were elevated in the fourth quarter of 2018 due primarily to property valuation adjustments, the reserve for unfunded commitments, and other miscellaneous expenses.
Acquisition and integration related expenses for the first quarter of 2019 resulted from the acquisition of Northern States and Northern Oak and the pending acquisition of Bridgeview. For the fourth quarter of 2018, acquisition and integration related expenses resulted from the acquisition of Northern States.
Delivering Excellence implementation costs for the first quarter of 2019 and the fourth quarter of 2018 resulted from certain actions initiated by the Company in connection with its Delivering Excellence initiative and include property valuation adjustments on locations identified for closure, employee severance, and general restructuring and advisory services.

LOAN PORTFOLIO AND ASSET QUALITY
Loan Portfolio Composition
(Dollar amounts in thousands)

	As of			March 31, 2019 Percent Change From
	March 31, 2019	December 31, 2018	March 31, 2018	December 31, 2018	March 31, 2018
Commercial and industrial	$4,183,262	$4,120,293	$3,659,066	1.5	14.3
Agricultural	438,461	430,928	435,734	1.7	0.6
Commercial real estate:
Office, retail, and industrial	1,806,892	1,820,917	1,931,202	(0.8)	(6.4)
Multi-family	752,943	764,185	695,830	(1.5)	8.2
Construction	683,475	649,337	585,766	5.3	16.7
Other commercial real estate	1,309,878	1,361,810	1,363,238	(3.8)	(3.9)
Total commercial real estate	4,553,188	4,596,249	4,576,036	(0.9)	(0.5)
Total corporate loans	9,174,911	9,147,470	8,670,836	0.3	5.8
Home equity	862,068	851,607	881,534	1.2	(2.2)
1-4 family mortgages	1,086,264	1,017,181	798,902	6.8	36.0
Installment	445,760	430,525	325,502	3.5	36.9
Total consumer loans	2,394,092	2,299,313	2,005,938	4.1	19.4
Total loans	$11,569,003	$11,446,783	$10,676,774	1.1	8.4
Total loans of $11.6 billion increased by 4.3%, annualized from December 31, 2018 and by 8.4% from March 31, 2018. The increase in loans compared to March 31, 2018 benefitted from the Northern States transaction. Compared to both prior periods, growth in commercial and industrial loans, primarily within our sector-based lending, drove the rise in total corporate loans. The rise in construction loans compared to both prior periods was due to new loan originations and line draws on existing credits. The overall decline in office, retail, and industrial and other commercial real estate loans compared to both prior periods resulted primarily from the decision of certain customers to opportunistically sell their commercial business or investment real estate properties, as well as refinancing with non-bank lenders and real estate investors.
Growth in consumer loans compared to both prior periods resulted from purchases of shorter-duration home equity loans and 1-4 family mortgages and organic growth. Compared to March 31, 2018, growth in consumer loans also benefited from the purchase of installment loans.

Asset Quality
(Dollar amounts in thousands)

	As of			March 31, 2019 Percent Change From
	March 31, 2019	December 31, 2018	March 31, 2018	December 31, 2018	March 31, 2018
Asset quality
Non-accrual loans	$70,205	$56,935	$75,015	23.3	(6.4)
90 days or more past due loans, still accruing interest(1)	8,446	8,282	4,633	2.0	82.3
Total non-performing loans	78,651	65,217	79,648	20.6	(1.3)
Accruing troubled debt restructurings ("TDRs")	1,844	1,866	1,778	(1.2)	3.7
OREO	10,818	12,821	17,472	(15.6)	(38.1)
Total non-performing assets	$91,313	$79,904	$98,898	14.3	(7.7)
30-89 days past due loans(1)	$45,764	$37,524	$42,573
Non-accrual loans to total loans	0.61%	0.50%	0.70%
Non-performing loans to total loans	0.68%	0.57%	0.75%
Non-performing assets to total loans plus OREO	0.79%	0.70%	0.92%
Allowance for credit losses
Allowance for credit losses	$104,779	$103,419	$95,854
Allowance for credit losses to total loans(2)	0.91%	0.90%	0.90%
Allowance for credit losses to loans, excluding acquired loans	1.00%	1.01%	1.01%
Allowance for credit losses to non-accrual loans	149.25%	181.64%	127.78%

(1) Purchased credit impaired loans with an accretable yield are considered current and are not included in past due loan totals.
(2) This ratio includes acquired loans that are recorded at fair value through an acquisition adjustment, which incorporates credit risk as of the acquisition date with no allowance for credit losses being established at that time. As the acquisition adjustment is accreted into income over future periods, an allowance for credit losses on acquired loans is established as necessary to reflect credit deterioration.
Total non-performing assets represented 0.79% of total loans and OREO at March 31, 2019 compared to 0.70% and 0.92% at December 31, 2018 and March 31, 2018, respectively, reflective of normal fluctuations that can occur on a quarterly basis. The decline in OREO compared to March 31, 2018 resulted from sales of OREO properties.
The allowance for credit losses to total loans was 0.91% at March 31, 2019, consistent with December 31, 2018 and March 31, 2018.

Charge-Off Data
(Dollar amounts in thousands)

	Quarters Ended
	March 31, 2019	% of Total	December 31, 2018	% of Total	March 31, 2018	% of Total
Net loan charge-offs(1)
Commercial and industrial	$5,061	55.7	$5,558	73.9	$13,149	81.9
Agricultural	89	1.0	71	0.9	983	6.1
Office, retail, and industrial	618	6.8	713	9.5	364	2.3
Multi-family	339	3.7	(3)	—	—	—
Construction	—	—	(99)	(1.3)	(13)	(0.1)
Other commercial real estate	189	2.1	(817)	(10.9)	30	0.2
Consumer	2,788	30.7	2,094	27.9	1,543	9.6
Total net loan charge-offs	$9,084	100.0	$7,517	100.0	$16,056	100.0
Total recoveries included above	$1,693		$2,810		$1,029
Net loan charge-offs to average loans(1)(2):
Quarter-to-date(1)	0.32%		0.26%		0.62%
(1) Amounts represent charge-offs, net of recoveries.
(2) Annualized based on the actual number of days for each period presented.
Net loan charge-offs to average loans, annualized were 0.32%, compared to 0.26% for the fourth quarter of 2018 and 0.62% for the first quarter of 2018. Net loan charge-offs were elevated in the first quarter of 2018 due to losses on two corporate loan relationships based upon circumstances unique to these borrowers.

DEPOSIT PORTFOLIO
Deposit Composition
(Dollar amounts in thousands)

	Average for the Quarters Ended			March 31, 2019 Percent Change From
	March 31, 2019	December 31, 2018	March 31, 2018	December 31, 2018	March 31, 2018
Demand deposits	$3,587,480	$3,685,806	$3,466,832	(2.7)	3.5
Savings deposits	2,037,831	2,044,312	2,015,679	(0.3)	1.1
NOW accounts	2,083,366	2,128,722	1,992,672	(2.1)	4.6
Money market accounts	1,809,234	1,831,311	1,814,057	(1.2)	(0.3)
Core deposits	9,517,911	9,690,151	9,289,240	(1.8)	2.5
Time deposits	2,647,316	2,311,453	1,735,155	14.5	52.6
Total deposits	$12,165,227	$12,001,604	$11,024,395	1.4	10.3

Total average deposits were $12.2 billion for the first quarter of 2019, up 1.4% and 10.3% from the fourth and first quarters of 2018, respectively. The decrease in average core deposits compared to the fourth quarter of 2018 resulted primarily from the normal seasonal decline in commercial and municipal deposits. Compared to the first quarter of 2018, the rise in total average core deposits was driven by deposits acquired in the Northern States transaction. The increase in average time deposits compared to both prior periods resulted from the continued success of time deposit marketing initiatives.

CAPITAL MANAGEMENT
Capital Ratios

	As of
	March 31, 2019	December 31, 2018	March 31, 2018
Company regulatory capital ratios:
Total capital to risk-weighted assets	12.91%	12.62%	12.07%
Tier 1 capital to risk-weighted assets	10.52%	10.20%	10.07%
Common equity Tier 1 ("CET1") to risk-weighted assets	10.52%	10.20%	9.65%
Tier 1 capital to average assets	9.28%	8.90%	9.07%
Company tangible common equity ratios(1)(2):
Tangible common equity to tangible assets	9.00%	8.59%	8.18%
Tangible common equity, excluding accumulated other comprehensive income ("AOCI"), to tangible assets	9.21%	8.95%	8.60%
Tangible common equity to risk-weighted assets	10.29%	9.81%	9.18%
(1) These ratios are not subject to formal Federal Reserve regulatory guidance.
(2) Tangible common equity ("TCE") represents common stockholders' equity less goodwill and identifiable intangible assets. For details of the calculation of these ratios, see the sections titled, "Non-GAAP Financial Information" and "Non-GAAP Reconciliations" presented later in this release.
Compared to both prior periods, the increase in capital ratios resulted primarily from strong earnings and the approximately 25 basis point impact, or $47.3 million, of deferred gains, net of tax, which resulted from the adoption of lease accounting guidance at the beginning of the first quarter of 2019. These increases were partially offset by the Northern Oak acquisition and the impact of loan growth and securities purchases on risk-weighted assets. Compared to March 31, 2018, capital ratio increases were also partially offset by the Northern States acquisition. In addition, Tier 1 capital ratios compared to March 31, 2018 were impacted by the phase-out of Tier 1 treatment of the Company's trust-preferred securities in the fourth quarter of 2018.
The Board of Directors approved a quarterly cash dividend of $0.12 per common share during the first quarter of 2019, which follows a dividend increase from $0.11 to $0.12 per common share during the fourth quarter of 2018. This dividend represents the 145th consecutive cash dividend paid by the Company since its inception in 1983.
Conference Call
A conference call to discuss the Company's results, outlook, and related matters will be held on Wednesday, April 24, 2019 at 11 A.M. (ET). Members of the public who would like to listen to the conference call should dial (877) 507-6039 (U.S. domestic) or (412) 317-6003 (International) and ask for the First Midwest Bancorp, Inc. Earnings Conference Call. The number should be dialed 10 to 15 minutes prior to the start of the conference call. There is no charge to access the call. The conference call will also be accessible as an audio webcast through the Investor Relations section of the Company's website, www.firstmidwest.com/investorrelations. For those unable to listen to the live broadcast, a replay will be available on the Company's website or by dialing (877) 344-7529 (U.S. domestic) or (412) 317-0088 (International) conference I.D. 10130490 beginning one hour after completion of the live call until 9:00 A.M. (ET) on May 8, 2019. Please direct any questions regarding obtaining access to the conference call to First Midwest Bancorp, Inc. Investor Relations, via e-mail, at investor.relations@firstmidwest.com.
Press Release, Presentation Materials, and Additional Information Available on Website
This press release, the presentation materials to be discussed during the conference call, and the accompanying unaudited Selected Financial Information are available through the "Investor Relations" section of First Midwest's website at www.firstmidwest.com/investorrelations.
Forward-Looking Statements
This press release, as well as any oral statements made by or on behalf of First Midwest, may contain certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements can be identified by the use of words such as "may," "might," "will," "would," "should," "could," "expect," "plan," "intend," "anticipate," "believe," "estimate," "outlook," "predict," "project," "probable," "potential," "possible," "target," "continue," "look forward," or "assume" and words of similar import. Forward-looking statements are not historical facts or guarantees of future performance but instead express only management's beliefs regarding future results or events, many of which, by their nature, are inherently uncertain and outside of management's control. It is possible that actual results and events may differ, possibly materially, from the anticipated results or events indicated in these forward-looking statements. First Midwest cautions you not to place undue reliance on these statements. Forward-looking statements speak only as of the date made, and First Midwest undertakes no obligation to update any forward-looking statements.
Forward-looking statements may be deemed to include, among other things, statements relating to First Midwest's future financial performance, including the related outlook for 2019, the performance of First Midwest's loan or securities portfolio, the expected amount of future credit reserves or charge-offs, corporate strategies or objectives, including the impact of certain actions and initiatives, First Midwest's Delivering Excellence initiative, including costs and benefits associated therewith and the timing thereof, anticipated trends in our business, regulatory developments, the impact of federal income tax reform legislation, acquisition transactions, including First Midwest's proposed acquisition of Bridgeview, estimated synergies, cost savings and financial benefits of completed transactions, and growth strategies, including possible future acquisitions. These statements are subject to certain risks, uncertainties and assumptions, including those discussed under the sections entitled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in First Midwest's Annual Report on Form 10-K for the year ended December 31, 2018, and in First Midwest's subsequent filings made with the Securities and Exchange Commission ("SEC"). These risks and uncertainties are not exhaustive, and other sections of these reports describe additional factors that could adversely impact First Midwest's business and financial performance.
Non-GAAP Financial Information
The Company's accounting and reporting policies conform to U.S. generally accepted accounting principles ("GAAP") and general practices within the banking industry. As a supplement to GAAP, the Company provides non-GAAP performance results, which the Company believes are useful because they assist investors in assessing the Company's operating performance. These non-GAAP financial measures include EPS, adjusted, the efficiency ratio, return on average assets, adjusted, tax-equivalent net interest income (including its individual components), tax-equivalent net interest margin, tax-equivalent net interest margin, adjusted, noninterest expense, adjusted, effective income tax rate, adjusted, tangible common equity to tangible assets, tangible common equity, excluding AOCI, to tangible assets, tangible common equity to risk-weighted assets, return on average common equity, adjusted, return on average tangible common equity, and return on average tangible common equity, adjusted.
The Company presents EPS, the efficiency ratio, return on average assets, return on average common equity, and return on average tangible common equity, all adjusted for certain significant transactions. These transactions include acquisition and integration related expenses associated with completed and pending acquisitions (third and fourth quarters of 2018 and first quarter of 2019), Delivering Excellence implementation costs (second, third and fourth quarters of 2018 and first quarter of 2019), and certain income tax benefits resulting from tax reform (third quarter of 2018). Management believes excluding these transactions from EPS, the efficiency ratio, return on average assets, return on average common equity, and return on average tangible common equity may be useful in assessing the Company's underlying operational performance since these transactions do not pertain to its core business operations and their exclusion may facilitate better comparability between periods. Management believes that excluding acquisition and integration related expenses from these metrics may be useful to the Company, as well as analysts and investors, since these expenses can vary significantly based on the size, type, and structure of each acquisition. Additionally, management believes excluding these transactions from these metrics may enhance comparability for peer comparison purposes.
The Company presents noninterest expense, adjusted, which excludes acquisition and integration related expenses and Delivering Excellence implementation costs. In addition, the Company presents the effective income tax rate, adjusted, which excludes certain income tax benefits aligned with tax reform. Management believes that excluding these items from noninterest expense and the effective income tax rate may be useful in assessing the Company’s underlying operational performance as these items either do not pertain to its core business operations or their exclusion may facilitate better comparability between periods and for peer comparison purposes.
The tax-equivalent adjustment to net interest income and net interest margin recognizes the income tax savings when comparing taxable and tax-exempt assets. Interest income and yields on tax-exempt securities and loans are presented using the current federal income tax rate of 21%. Management believes that it is standard practice in the banking industry to present net interest income and net interest margin on a fully tax-equivalent basis and that it may enhance comparability for peer comparison purposes. In addition, management believes that presenting tax-equivalent net interest margin, adjusted, may enhance comparability for peer comparison purposes and is useful to the Company, as well as analysts and investors, since acquired loan accretion income may fluctuate based on the size of each acquisition, as well as from period to period.
In management's view, tangible common equity measures are capital adequacy metrics that may be meaningful to the Company, as well as analysts and investors, in assessing the Company's use of equity and in facilitating comparisons with peers. These non-GAAP measures are valuable indicators of a financial institution's capital strength since they eliminate intangible assets from stockholders' equity and retain the effect of accumulated other comprehensive loss in stockholders' equity.

Although intended to enhance investors' understanding of the Company's business and performance, these non-GAAP financial measures should not be considered an alternative to GAAP. In addition, these non-GAAP financial measures may differ from those used by other financial institutions to assess their business and performance. See the previously provided tables and the following reconciliations in the "Non-GAAP Reconciliations" section for details on the calculation of these measures to the extent presented herein.
Additional Information
The information contained herein does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger of First Midwest and Bridgeview, First Midwest has filed a registration statement on Form S-4 (333-229674) with the SEC. The registration statement includes a proxy statement of Bridgeview, which also constitutes a prospectus of First Midwest, that has been sent to Bridgeview stockholders. Investors and stockholders are advised to read the registration statement and proxy statement/prospectus because it contains important information about First Midwest, Bridgeview and the proposed transaction. This document and other documents relating to the transaction filed by First Midwest can be obtained free of charge from the SEC’s website at www.sec.gov. These documents also can be obtained free of charge by accessing First Midwest’s website at www.firstmidwest.com under the tab “Investor Relations” and then under “SEC Filings.” Alternatively, these documents can be obtained free of charge from First Midwest upon written request to First Midwest Bancorp, Inc., Attn: Corporate Secretary, 8750 West Bryn Mawr Avenue, Suite 1300, Chicago, Illinois 60631 or by calling (708) 831-7483, or from Bridgeview upon written request to Bridgeview Bancorp, Inc., Attn: Chief Financial Officer, 4753 North Broadway, Chicago, Illinois 60640 or by calling (708) 594-7400.
Participants in this Transaction
First Midwest, Bridgeview and certain of their respective directors and executive officers may be deemed under the rules of the SEC to be participants in the solicitation of proxies from Bridgeview stockholders in connection with the proposed transaction. Certain information regarding the interests of these participants and a description of their direct and indirect interests, by security holdings or otherwise, is included in the proxy statement/prospectus regarding the proposed Bridgeview transaction. Additional information about First Midwest and its directors and certain of its officers may be found in First Midwest’s definitive proxy statement relating to its 2019 Annual Meeting of Stockholders filed with the SEC on April 4, 2019 and First Midwest’s annual report on Form 10-K for the year ended December 31, 2018 filed with the SEC on March 1, 2019. The definitive proxy statement and annual report can be obtained free of charge from the SEC’s website at www.sec.gov.
About the Company
First Midwest (NASDAQ: FMBI) is a relationship-focused financial institution and one of the largest independent publicly-traded bank holding companies based on assets headquartered in Chicago and the Midwest, with approximately $16 billion in assets and $12 billion in trust assets under management. First Midwest's principal subsidiary, First Midwest Bank, and other affiliates provide a full range of commercial, treasury management, equipment leasing, retail, wealth management, trust and private banking products and services through locations in metropolitan Chicago, northwest Indiana, central and western Illinois, and eastern Iowa. Visit First Midwest at www.firstmidwest.com.
Contacts

Investors:	Patrick S. Barrett EVP and Chief Financial Officer (708) 831-7231 pat.barrett@firstmidwest.com	Media:	Maurissa Kanter SVP, Director of Corporate Communications (708) 831-7345 maurissa.kanter@firstmidwest.com

Accompanying Unaudited Selected Financial Information

Consolidated Statements of Financial Condition (Unaudited) (Dollar amounts in thousands)

	As of
	March 31,	December 31,	September 30,	June 30,	March 31,
	2019	2018	2018	2018	2018
Period-End Balance Sheet
Assets
Cash and due from banks	$186,230	$211,189	$185,239	$181,482	$150,138
Interest-bearing deposits in other banks	76,529	78,069	111,360	192,785	84,898
Equity securities, at fair value	33,304	30,806	29,046	28,441	28,513
Securities available-for-sale, at fair value	2,350,195	2,272,009	2,179,410	2,142,865	2,040,950
Securities held-to-maturity, at amortized cost	12,842	10,176	12,673	13,042	13,400
FHLB and FRB stock	85,790	80,302	87,728	82,778	80,508
Loans:
Commercial and industrial	4,183,262	4,120,293	3,994,142	3,844,067	3,659,066
Agricultural	438,461	430,928	432,220	433,175	435,734
Commercial real estate:
Office, retail, and industrial	1,806,892	1,820,917	1,782,757	1,834,918	1,931,202
Multi-family	752,943	764,185	698,611	703,091	695,830
Construction	683,475	649,337	632,779	633,601	585,766
Other commercial real estate	1,309,878	1,361,810	1,348,831	1,337,396	1,363,238
Home equity	862,068	851,607	853,887	847,903	881,534
1-4 family mortgages	1,086,264	1,017,181	888,797	880,181	798,902
Installment	445,760	430,525	418,524	377,233	325,502
Total loans	11,569,003	11,446,783	11,050,548	10,891,565	10,676,774
Allowance for loan losses	(103,579)	(102,219)	(99,925)	(96,691)	(94,854)
Net loans	11,465,424	11,344,564	10,950,623	10,794,874	10,581,920
OREO	10,818	12,821	12,244	12,892	17,472
Premises, furniture, and equipment, net	131,014	132,502	126,389	127,024	126,348
Investment in bank-owned life insurance ("BOLI")	295,899	296,733	284,074	282,664	281,285
Goodwill and other intangible assets	808,852	790,744	751,248	753,020	754,814
Accrued interest receivable and other assets	360,872	245,734	231,465	206,209	219,725
Total assets	$15,817,769	$15,505,649	$14,961,499	$14,818,076	$14,379,971
Liabilities and Stockholders' Equity
Noninterest-bearing deposits	$3,588,943	$3,642,989	$3,618,384	$3,667,847	$3,527,081
Interest-bearing deposits	8,572,039	8,441,123	7,908,730	7,824,416	7,618,941
Total deposits	12,160,982	12,084,112	11,527,114	11,492,263	11,146,022
Borrowed funds	973,852	906,079	1,073,546	981,044	950,688
Senior and subordinated debt	203,984	203,808	195,595	195,453	195,312
Accrued interest payable and other liabilities	319,480	256,652	247,569	265,753	218,662
Stockholders' equity	2,159,471	2,054,998	1,917,675	1,883,563	1,869,287
Total liabilities and stockholders' equity	$15,817,769	$15,505,649	$14,961,499	$14,818,076	$14,379,971
Stockholders' equity, excluding AOCI	$2,191,630	$2,107,510	$1,992,808	$1,947,963	$1,926,818
Stockholders' equity, common	2,159,471	2,054,998	1,917,675	1,883,563	1,869,287

Condensed Consolidated Statements of Income (Unaudited) (Dollar amounts in thousands)

	Quarters Ended
	March 31,	December 31,	September 30,	June 30,	March 31,
	2019	2018	2018	2018	2018
Income Statement
Interest income	$162,490	$159,527	$149,532	$142,088	$131,345
Interest expense	23,466	20,898	17,505	14,685	12,782
Net interest income	139,024	138,629	132,027	127,403	118,563
Provision for loan losses	10,444	9,811	11,248	11,614	15,181
Net interest income after provision for loan losses	128,580	128,818	120,779	115,789	103,382
Noninterest Income
Service charges on deposit accounts	11,540	12,627	12,378	12,058	11,652
Wealth management fees	11,600	10,951	10,622	10,981	10,958
Card-based fees, net	4,378	4,574	4,123	4,394	3,933
Capital market products income	1,279	1,408	1,936	2,819	1,558
Mortgage banking income	1,004	1,304	1,657	1,736	2,397
Merchant servicing fees, net	337	365	387	383	330
Other service charges, commissions, and fees	2,274	2,353	2,399	2,455	2,218
Total fee-based revenues	32,412	33,582	33,502	34,826	33,046
Other income	2,494	2,880	2,164	2,121	2,471
Net securities gains (losses)	—	—	—	—	—
Total noninterest income	34,906	36,462	35,666	36,947	35,517
Noninterest Expense
Salaries and employee benefits:
Salaries and wages	46,135	45,011	44,067	46,256	45,830
Retirement and other employee benefits	11,238	10,378	10,093	11,676	10,957
Total salaries and employee benefits	57,373	55,389	54,160	57,932	56,787
Net occupancy and equipment expense	14,770	12,827	13,183	13,651	13,773
Professional services	7,788	8,859	7,944	8,298	7,580
Technology and related costs	4,596	4,849	4,763	4,837	4,771
Advertising and promotions	2,372	2,011	3,526	2,061	1,650
Net OREO expense	681	763	(413)	(256)	1,068
Other expenses	10,581	13,418	11,015	11,878	9,953
Acquisition and integration related expenses	3,691	9,553	60	—	—
Delivering Excellence implementation costs	258	3,159	2,239	15,015	—
Total noninterest expense	102,110	110,828	96,477	113,416	95,582
Income before income tax expense	61,376	54,452	59,968	39,320	43,317
Income tax expense	15,318	13,044	6,616	9,720	9,807
Net income	$46,058	$41,408	$53,352	$29,600	$33,510
Net income applicable to common shares	$45,655	$41,088	$52,911	$29,360	$33,199
Net income applicable to common shares, adjusted(1)	48,616	50,622	46,837	40,621	33,199
Footnotes to Condensed Consolidated Statements of Income

(1)	See the "Non-GAAP Reconciliations" section for the detailed calculation.

Selected Financial Information (Unaudited) (Amounts in thousands, except per share data)

	As of or for the
	Quarters Ended
	March 31,	December 31,	September 30,	June 30,	March 31,
	2019	2018	2018	2018	2018
EPS
Basic EPS	$0.43	$0.39	$0.52	$0.29	$0.33
Diluted EPS	$0.43	$0.39	$0.52	$0.29	$0.33
Diluted EPS, adjusted(1)	$0.46	$0.48	$0.46	$0.40	$0.33
Common Stock and Related Per Common Share Data
Book value	$20.20	$19.32	$18.61	$18.28	$18.13
Tangible book value	$12.63	$11.88	$11.32	$10.97	$10.81
Dividends declared per share	$0.12	$0.12	$0.11	$0.11	$0.11
Closing price at period end	$20.46	$19.81	$26.59	$25.47	$24.59
Closing price to book value	1.0	1.0	1.4	1.4	1.4
Period end shares outstanding	106,900	106,375	103,058	103,059	103,092
Period end treasury shares	8,775	9,297	9,301	9,297	9,261
Common dividends	$12,837	$12,774	$11,326	$11,333	$11,349
Key Ratios/Data
Return on average common equity(2)	8.66%	8.09%	10.99%	6.23%	7.19%
Return on average common equity, adjusted(1)(2)	9.22%	9.97%	9.73%	8.62%	7.19%
Return on average tangible common equity(2)	14.41%	13.42%	18.60%	10.83%	12.50%
Return on average tangible common equity, adjusted(1)(2)	15.31%	16.42%	16.51%	14.81%	12.50%
Return on average assets(2)	1.19%	1.06%	1.42%	0.81%	0.96%
Return on average assets, adjusted(1)(2)	1.27%	1.30%	1.26%	1.12%	0.96%
Loans to deposits	95.13%	94.73%	95.87%	94.77%	95.79%
Efficiency ratio(1)	55.69%	55.25%	56.03%	59.65%	60.96%
Net interest margin(2)(3)	4.04%	3.96%	3.92%	3.91%	3.80%
Yield on average interest-earning assets(2)(3)	4.72%	4.56%	4.44%	4.35%	4.20%
Cost of funds(2)(4)	0.72%	0.63%	0.55%	0.47%	0.43%
Net noninterest expense to average assets(2)	1.74%	1.90%	1.62%	2.10%	1.72%
Effective income tax rate	24.96%	23.96%	11.03%	24.72%	22.64%
Effective income tax rate, adjusted(1)	24.96%	23.96%	24.04%	24.72%	22.64%
Capital Ratios
Total capital to risk-weighted assets(1)	12.91%	12.62%	12.32%	12.07%	12.07%
Tier 1 capital to risk-weighted assets(1)	10.52%	10.20%	10.34%	10.09%	10.07%
CET1 to risk-weighted assets(1)	10.52%	10.20%	9.93%	9.68%	9.65%
Tier 1 capital to average assets(1)	9.28%	8.90%	9.10%	8.95%	9.07%
Tangible common equity to tangible assets(1)	9.00%	8.59%	8.21%	8.04%	8.18%
Tangible common equity, excluding AOCI, to tangible assets(1)	9.21%	8.95%	8.74%	8.50%	8.60%
Tangible common equity to risk -weighted assets(1)	10.29%	9.81%	9.33%	9.16%	9.18%
Note: Selected Financial Information footnotes are located at the end of this section.

Selected Financial Information (Unaudited) (Amounts in thousands, except per share data)

	As of or for the
	Quarters Ended
	March 31,	December 31,	September 30,	June 30,	March 31,
	2019	2018	2018	2018	2018
Asset Quality Performance Data
Non-performing assets
Commercial and industrial	$34,694	$33,507	$37,981	$22,672	$43,974
Agricultural	2,359	1,564	2,104	2,992	4,086
Commercial real estate:
Office, retail, and industrial	17,484	6,510	6,685	9,007	12,342
Multi-family	2,959	3,107	3,184	3,551	144
Construction	—	144	208	208	208
Other commercial real estate	2,971	2,854	4,578	5,288	4,088
Consumer	9,738	9,249	10,026	9,757	10,173
Total non-accrual loans	70,205	56,935	64,766	53,475	75,015
90 days or more past due loans, still accruing interest	8,446	8,282	2,949	7,954	4,633
Total non-performing loans	78,651	65,217	67,715	61,429	79,648
Accruing TDRs	1,844	1,866	1,741	1,760	1,778
OREO	10,818	12,821	12,244	12,892	17,472
Total non-performing assets	$91,313	$79,904	$81,700	$76,081	$98,898
30-89 days past due loans	$45,764	$37,524	$46,257	$39,171	$42,573
Allowance for credit losses
Allowance for loan losses	$103,579	$102,219	$99,925	$96,691	$94,854
Reserve for unfunded commitments	1,200	1,200	1,000	1,000	1,000
Total allowance for credit losses	$104,779	$103,419	$100,925	$97,691	$95,854
Provision for loan losses	$10,444	$9,811	$11,248	$11,614	$15,181
Net charge-offs by category
Commercial and industrial	$5,061	$5,558	$5,230	$7,081	$13,149
Agricultural	89	71	631	828	983
Commercial real estate:
Office, retail, and industrial	618	713	596	279	364
Multi-family	339	(3)	1	4	—
Construction	—	(99)	(4)	(8)	(13)
Other commercial real estate	189	(817)	23	(358)	30
Consumer	2,788	2,094	1,537	1,951	1,543
Total net charge-offs	$9,084	$7,517	$8,014	$9,777	$16,056
Total recoveries included above	$1,693	$2,810	$1,250	$1,532	$1,029
Note: Selected Financial Information footnotes are located at the end of this section.

Selected Financial Information (Unaudited)

	As of or for the
	Quarters Ended
	March 31,	December 31,	September 30,	June 30,	March 31,
	2019	2018	2018	2018	2018
Asset quality ratios
Non-accrual loans to total loans	0.61%	0.50%	0.59%	0.49%	0.70%
Non-performing loans to total loans	0.68%	0.57%	0.61%	0.56%	0.75%
Non-performing assets to total loans plus OREO	0.79%	0.70%	0.74%	0.70%	0.92%
Non-performing assets to tangible common equity plus allowance for credit losses	6.27%	5.84%	6.45%	6.19%	8.17%
Non-accrual loans to total assets	0.44%	0.37%	0.43%	0.36%	0.52%
Allowance for credit losses and net charge-off ratios
Allowance for credit losses to total loans(5)	0.91%	0.90%	0.91%	0.90%	0.90%
Allowance for credit losses to loans, excluding acquired loans	1.00%	1.01%	1.01%	1.00%	1.01%
Allowance for credit losses to non-accrual loans	149.25%	181.64%	155.83%	182.69%	127.78%
Allowance for credit losses to non-performing loans	133.22%	158.58%	149.04%	159.03%	120.35%
Net charge-offs to average loans(2)	0.32%	0.26%	0.29%	0.36%	0.62%
Footnotes to Selected Financial Information

(1)	See the "Non-GAAP Reconciliations" section for the detailed calculation.

(2)	Annualized based on the actual number of days for each period presented.

(3)	Presented on a tax-equivalent basis, assuming the applicable federal income tax rate of 21%.

(4)	Cost of funds expresses total interest expense as a percentage of total average funding sources.

(5)
This ratio includes acquired loans that are recorded at fair value through an acquisition adjustment, which incorporates credit risk, as of the acquisition date with no allowance for credit losses being established at that time. As the acquisition adjustment is accreted into income over future periods, an allowance for credit losses is established on acquired loans as necessary to reflect credit deterioration.

Non-GAAP Reconciliations (Unaudited) (Amounts in thousands, except per share data)

	Quarters Ended
	March 31,	December 31,	September 30,	June 30,	March 31,
	2019	2018	2018	2018	2018
EPS
Net income	$46,058	$41,408	$53,352	$29,600	$33,510
Net income applicable to non-vested restricted shares	(403)	(320)	(441)	(240)	(311)
Net income applicable to common shares	45,655	41,088	52,911	29,360	33,199
Adjustments to net income:
Acquisition and integration related expenses	3,691	9,553	60	—	—
Tax effect of acquisition and integration related expenses	(923)	(2,388)	(15)	—	—
Delivering Excellence implementation costs	258	3,159	2,239	15,015	—
Tax effect of Delivering Excellence implementation costs	(65)	(790)	(560)	(3,754)	—
Income tax benefits(1)	—	—	(7,798)	—	—
Total adjustments to net income, net of tax	2,961	9,534	(6,074)	11,261	—
Net income applicable to common shares, adjusted(1)	$48,616	$50,622	$46,837	$40,621	$33,199
Weighted-average common shares outstanding:
Weighted-average common shares outstanding (basic)	105,770	105,116	102,178	102,159	101,922
Dilutive effect of common stock equivalents	—	—	—	—	16
Weighted-average diluted common shares outstanding	105,770	105,116	102,178	102,159	101,938
Basic EPS	$0.43	$0.39	$0.52	$0.29	$0.33
Diluted EPS	$0.43	$0.39	$0.52	$0.29	$0.33
Diluted EPS, adjusted(1)	$0.46	$0.48	$0.46	$0.40	$0.33
Anti-dilutive shares not included in the computation of diluted EPS	—	—	—	—	110
Effective Tax Rate
Income before income tax expense	$61,376	$54,452	$59,968	$39,320	$43,317
Income tax expense	$15,318	$13,044	$6,616	$9,720	$9,807
Income tax benefits	$—	$—	$7,798	$—	$—
Income tax expense, adjusted	$15,318	$13,044	$14,414	$9,720	$9,807
Effective income tax rate	24.96%	23.96%	11.03%	24.72%	22.64%
Effective income tax rate, adjusted	24.96%	23.96%	24.04%	24.72%	22.64%

Note: Non-GAAP Reconciliations footnotes are located at the end of this section.

Non-GAAP Reconciliations (Unaudited) (Amounts in thousands, except per share data)

	As of or for the
	Quarters Ended
	March 31,	December 31,	September 30,	June 30,	March 31,
	2019	2018	2018	2018	2018
Return on Average Common and Tangible Common Equity
Net income applicable to common shares	$45,655	$41,088	$52,911	$29,360	$33,199
Intangibles amortization	2,363	2,077	1,772	1,794	1,802
Tax effect of intangibles amortization	(591)	(519)	(443)	(449)	(508)
Net income applicable to common shares, excluding intangibles amortization	47,427	42,646	54,240	30,705	34,493
Total adjustments to net income, net of tax(1)	2,961	9,534	(6,074)	11,261	—
Net income applicable to common shares, adjusted(1)	$50,388	$52,180	$48,166	$41,966	$34,493
Average stockholders' equity	$2,138,281	$2,015,217	$1,909,330	$1,890,727	$1,873,419
Less: average intangible assets	(803,408)	(754,495)	(752,109)	(753,887)	(753,870)
Average tangible common equity	$1,334,873	$1,260,722	$1,157,221	$1,136,840	$1,119,549
Return on average common equity(2)	8.66%	8.09%	10.99%	6.23%	7.19%
Return on average common equity, adjusted(1)(2)	9.22%	9.97%	9.73%	8.62%	7.19%
Return on average tangible common equity(2)	14.41%	13.42%	18.60%	10.83%	12.50%
Return on average tangible common equity, adjusted(1)(2)	15.31%	16.42%	16.51%	14.81%	12.50%
Return on Average Assets
Net income	$46,058	$41,408	$53,352	$29,600	$33,510
Total adjustments to net income, net of tax(1)	2,961	9,534	(6,074)	11,261	—
Net income, adjusted(1)	$49,019	$50,942	$47,278	$40,861	$33,510
Average assets	$15,667,839	$15,503,399	$14,894,670	$14,605,715	$14,187,053
Return on average assets(2)	1.19%	1.06%	1.42%	0.81%	0.96%
Return on average assets, adjusted(1)(2)	1.27%	1.30%	1.26%	1.12%	0.96%
Efficiency Ratio Calculation
Noninterest expense	$102,110	$110,828	$96,477	$113,416	$95,582
Less:
Net OREO expense	(681)	(763)	413	256	(1,068)
Acquisition and integration related expenses	(3,691)	(9,553)	(60)	—	—
Delivering Excellence implementation costs	(258)	(3,159)	(2,239)	(15,015)	—
Total	$97,480	$97,353	$94,591	$98,657	$94,514
Tax-equivalent net interest income(3)	$140,132	$139,755	$133,161	$128,442	$119,538
Noninterest income	34,906	36,462	35,666	36,947	35,517
Total	$175,038	$176,217	$168,827	$165,389	$155,055
Efficiency ratio	55.69%	55.25%	56.03%	59.65%	60.96%

Note: Non-GAAP Reconciliations footnotes are located at the end of this section.

Non-GAAP Reconciliations (Unaudited) (Amounts in thousands, except per share data)

	As of or for the
	Quarters Ended
	March 31,	December 31,	September 30,	June 30,	March 31,
	2019	2018	2018	2018	2018
Risk-Based Capital Data
Common stock	$1,157	$1,157	$1,124	$1,124	$1,123
Additional paid-in capital	1,103,991	1,114,580	1,028,635	1,025,703	1,021,923
Retained earnings	1,273,245	1,192,767	1,164,133	1,122,107	1,103,840
Treasury stock, at cost	(186,763)	(200,994)	(201,084)	(200,971)	(200,068)
Goodwill and other intangible assets, net of deferred tax liabilities	(808,852)	(790,744)	(751,248)	(753,020)	(754,814)
Disallowed DTAs	(809)	(1,334)	—	(389)	(522)
CET1 capital	1,381,969	1,315,432	1,241,560	1,194,554	1,171,482
Trust-preferred securities	—	—	50,690	50,690	50,690
Other disallowed DTAs	—	(334)	—	(97)	(131)
Tier 1 capital	1,381,969	1,315,098	1,292,250	1,245,147	1,222,041
Tier 2 capital	312,840	311,391	248,118	244,795	242,870
Total capital	$1,694,809	$1,626,489	$1,540,368	$1,489,942	$1,464,911
Risk-weighted assets	$13,131,237	$12,892,180	$12,500,342	$12,345,200	$12,135,662
Adjusted average assets	$14,891,534	$14,782,327	$14,202,776	$13,907,100	$13,472,294
Total capital to risk-weighted assets	12.91%	12.62%	12.32%	12.07%	12.07%
Tier 1 capital to risk-weighted assets	10.52%	10.20%	10.34%	10.09%	10.07%
CET1 to risk-weighted assets	10.52%	10.20%	9.93%	9.68%	9.65%
Tier 1 capital to average assets	9.28%	8.90%	9.10%	8.95%	9.07%
Tangible Common Equity
Stockholders' equity	$2,159,471	$2,054,998	$1,917,675	$1,883,563	$1,869,287
Less: goodwill and other intangible assets	(808,852)	(790,744)	(751,248)	(753,020)	(754,814)
Tangible common equity	1,350,619	1,264,254	1,166,427	1,130,543	1,114,473
Less: AOCI	32,159	52,512	75,133	64,400	57,531
Tangible common equity, excluding AOCI	$1,382,778	$1,316,766	$1,241,560	$1,194,943	$1,172,004
Total assets	$15,817,769	$15,505,649	$14,961,499	$14,818,076	$14,379,971
Less: goodwill and other intangible assets	(808,852)	(790,744)	(751,248)	(753,020)	(754,814)
Tangible assets	$15,008,917	$14,714,905	$14,210,251	$14,065,056	$13,625,157
Tangible common equity to tangible assets	9.00%	8.59%	8.21%	8.04%	8.18%
Tangible common equity, excluding AOCI, to tangible assets	9.21%	8.95%	8.74%	8.50%	8.60%
Tangible common equity to risk-weighted assets	10.29%	9.81%	9.33%	9.16%	9.18%

Footnotes to Non-GAAP Reconciliations

(1)	Adjustments to net income for each period presented are detailed in the EPS non-GAAP reconciliation above. For additional discussion of adjustments, see the "Non-GAAP Financial Information" section.

(2)	Annualized based on the actual number of days for each period presented.

(3)	Presented on a tax-equivalent basis, assuming the applicable federal income tax rate of 21%.